Exhibit 99.2

Actions Semiconductor Issues Open Letter Detailing Latest Initiatives

ZHUHAI, China, August 15, 2014 -- Actions Semiconductor Co., Ltd. (Nasdaq: ACTS) (“Actions Semiconductor” or “the Company”), one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics, is today providing an operational update and details of initiatives approved by its board of directors.

Dear Shareholders,

I am pleased to provide an update on certain initiatives we are taking. Some have needed and received approval by our board of directors. In the interest of providing further transparency, we are furnishing this letter to our shareholders as a press release and on Form 6-K with the SEC and have made it available on our website.

Our Headway from PMP to the Tablet Business

Actions has had significant success in the portable media player (PMP) market, where we established ourselves as the major provider of an integrated system-on-a-chip (SoC) solution platform. That platform became the foundation of an ecosystem that encompasses over one thousand third-party application developers, value-added distributors, system integrators and brand name manufacturers in China. We succeeded by utilizing a low margin sales strategy that rapidly established a significant market share and attracted a growing number of developers to our ecosystem. Like many of the markets we target, success breeds success. If you have the leading system in the field, then third party developers find the highest return on their time from developing applications for your system rather than rival systems. Our dominant position also allowed us to better tailor our R&D efforts to meet the evolving needs of our customers. In this way, as our existing products began to experience lower selling prices, we launched newer, more advanced products at higher initial prices and margin to offset the decline in selling prices from the previous generation products brought about by the intense competition that exists in this and many of the world’s chip markets.

After seeing strong potential in the rapidly growing tablet market, we entered the tablet business by employing a similar low margin sales strategy to the one we employed in the PMP market. Once again this strategy has brought meaningful success in establishing our platform. Today, the tablet business accounts for the significant portion of our total revenues. However, due to intense competition and newly announced entrants in this market, we have not been able to increase our margins as quickly as we would like. Although the tablet market experienced rapid growth in 2012 and 2013, competition among industry players along the supply chain has kept prices low. To put this in perspective, we are seeing locally-branded 7-inch tablets in China retailing below US$50. Just as with the PMP market, in order for us to maintain or increase our market share, we have to call on all of our internal R&D resources and potentially enter into strategic alliances to expand our sales channels, gain additional technical know-how and license our technologies to more developers in order to foster the continuing adoption of our platform. Accordingly, we are undertaking a number of initiatives that we expect to keep us in the leading group of tablet chip developers.

Restructuring Our Subsidiaries

During the past few years, we have established several sales and research centers throughout greater China. Our primary concern was to locate our manufacturing and research centers in close proximity to engineering talent and our sales centers near our customers. As our business expanded from PMPs into tablets, this group structure has become increasingly complicated. As a result, we have decided to streamline our corporate structure both in terms of reporting lines and re-designated several sales and research entities under our principal operating entity, Actions (Zhuhai) Technology Co., Limited (“Actions Technology”).

The real results we hope for are more clarity of structure among our legal entities and success in the constant competition for engineering and management talent. We believe a more streamlined reporting line will provide our engineers with greater clarity of their goals and responsibilities as well as foster a more collaborative environment for engineers in different departments. As competition for talent increases, our engineers have also requested that their equity incentive plans reflect the performance of their individual departments and projects that they have worked on. Our new corporate structure will allow our management to keep better track of team and individual performance and issue incentives accordingly.

Set forth below is a diagram of our group structure after the restructuring:

Actions Semiconductor Co., Ltd. (Cayman Islands)
100%
Actions Semiconductor Co., Ltd. (Republic of Mauritius)
100%
Actions Microelectronics Co., Ltd. (Hong Kong SAR)
100%
Actions Capital Investment Inc. (BVI)
73.73%
100%
Actions Semiconductor Co., Ltd. (Zhuhai, China)
100%
Actions Capital Investment Inc. (Republic of Malaysia)
19.67%
Mavrix Technology Inc. (Cayman Islands)
100%
Actions (Zhuhai) Technology Co., Ltd. (Zhuhai, China)
100%
Mavrix Technology (HK) Co., Ltd (Hong Kong SAR)
100%
100%
100%
100%
Shanghai Actions Semiconductor Co., Ltd. (Shanghai, China)
Actions Technology(HK) Co., Ltd. (Hong Kong SAR)
Artek Microelectronics Co., Ltd. (HK) (Hong Kong SAR)
Shanghai Mavrix Technology Co., Ltd (Shanghai, China) October 23, 2006
100%
Artek Microelectronics Co., Ltd. (Shenzhen, China)

Potential Strategic Alliances

We expect an additional effect of our unified corporate structure to be better management access to our product development and intellectual property portfolio assets, which, in turn, could also allow us to explore opportunities in packaged license deals, joint ventures and various forms of strategic alliances with other industry players. We note that joint research and development programs, cross holding of shares and board appointments have always been a development strategy among high-tech companies, including the recent collaboration between Intel and our competitor, Rockchip. While we are not entertaining a horizontal merger with a direct competitor at this time, our management has been tasked to seek potential strategic alliance partners along the supply chain that will help us expand our sales channels, enhance our technology base and create a larger ecosystem around our platform. Earlier today, we formally established a special committee, comprising solely of independent directors, to monitor and evaluate such options and proposals. Our new group structure that better reflects the purposes and functions of each subsidiary can also facilitate the formation of strategic alliances in the future.

Corporate Structure Options

We take our duty to maximize shareholder value seriously and are exploring a number of options to accomplish our strategic goals. One option involves dual listing on an Asian stock exchange, where the investors are more familiar with our market power in the PMP and tablet sectors and could give us a better valuation. Another option involves the listing of our subsidiaries, such as Actions Technology, in Asia, which could in turn increase the valuation of our ADSs listed in the US. We believe an equity incentive plan for Actions Technology will be necessary, as our employees will see their equity incentives tied to a subsidiary whose performance can more closely track their contributions and whose value is determined in an equity market with which they are familiar. While our management and directors have no current plan for a dual listing or to list any of our subsidiaries, and there are substantial legal obstacles to overcome, our special committee will actively evaluate listing options for us and our subsidiaries. Earlier today, our compensation committee approved the establishment of an option plan based on awarding the shares of Actions Technology to our employees. This option plan envisions awarding our employees up to 15% of the equity of Actions Technology over the next five years.

Capital Structure Options

As many of you know, optimizing our capital structure is an ongoing task of management and something about which I wrote in a recent comment letter. We always have the option to repurchase additional shares if we consider our cash position exceeds our foreseeable needs. At our 2014 annual general meeting, our shareholders approved a future repurchase program. On May 6, 2014, we increased our stock repurchase program from 30 million ADSs to 50 million ADSs. As of June 30, 2014, approximately 23.2 million ADSs have been repurchased under our current share buyback program. Concurrent with this press announcement, we are also formally announcing a self tender program. Please see our press release titled “Actions Semiconductor Announces Intention to Conduct Dutch Auction Tender Offer for Its Ordinary Shares (including Ordinary Shares represented by American Depositary Shares)” for the conditions and details of the self tender.

In closing, I along with the rest of the board and management continue to be mindful of the business challenges we face and are determined to enhance our competitive position, improve our financial performance and maximize value for our shareholders. We remain confident in China’s future, and expect continued, rapid economic growth. Our management team, along with our highly talented staff in China, will continue to create next generation products to meet the ever changing needs of the domestic and global markets.

Sincerely,

Mr. Hsiang-Wei Lee
Chairman of the Board
Actions Semiconductor Co., Ltd.

 About Actions Semiconductor

Actions Semiconductor is one of China's leading fabless semiconductor companies that provides comprehensive portable multimedia and mobile internet system-on-a-chip (SoC) solutions for portable consumer electronics. Actions Semiconductor products include SoCs, firmware, software, solution development kits, as well as detailed specifications of other required components. Actions Semiconductor also provides total product and technology solutions that allow customers to quickly introduce new portable consumer electronics to the mass market in a cost effective way. The Company is headquartered in Zhuhai, China, with offices in Shanghai and Shenzhen. For more information, please visit the Actions Semiconductor website at http://www.actions-semi.com.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995

 Statements contained in this release that are not historical facts are forward-looking statements, as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements concerning the Actions ability to maintain or increase its market share in the tablet market, establish strategic alliances to expand its sales channels, enhance its technology base, and create a larger ecosystem around its tablet SoC platform and attract and retain engineering talent. Actions Semiconductor uses words like "believe," "anticipate," "intend," "estimate," "expect," "project" and similar expressions to identify forward-looking statements, although not all forward-looking statements contain these words. These forward-looking statements are estimates reflecting current assumptions, expectations and projections about future events and involve significant risks, both known and unknown, uncertainties and other factors that may cause Actions Semiconductor's actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, customers' cancellation or modification of their orders; our failure to accurately forecast demand for our products; the loss of, or a significant reduction in orders from, any of our significant customers; fluctuations in our operating results; our inability to develop and sell new products; defects in or failures of our products; the expense and uncertainty involved in our customer design-win efforts; the financial viability of the distributors of our products; consumer demand; worldwide economic and political conditions; fluctuations in our costs to manufacture our products; our reliance on third parties to manufacture, test, assemble and ship our products; our ability to retain and attract key personnel; our ability to compete with our competitors; and our ability to protect our intellectual property rights and not infringe the intellectual property rights of others. Other factors that may cause our actual results to differ from those set forth in the forward-looking statements contained in this press release and that may affect our prospects in general are described in our filings with the Securities and Exchange Commission, including our most recently filed Forms F-1, 20-F and 6-Ks. Other unknown or unpredictable factors also could have material adverse effects on Actions Semiconductor's future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this press release may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated, or if no date is stated, as of the date of this press release. Except as required by law, Actions Semiconductor undertakes no obligation and does not intend to update or revise any forward-looking statement to reflect subsequent events or changed assumptions or circumstances.

Investor Contacts:

Elaine Ketchmere, CFA	Ally Xie, CA, CPA
Compass Investor Relations	Actions Semiconductor
eketchmere@compass-ir.com	investor.relations@actions-semi.com
+1-310-528-3031	+86-756-3392353*1018